HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

October 13, 2021

VIA EDGAR

Attention:	Jeanne Baker

David Gessert
Joe McCann
Nudrat Salik

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	HealthCor Catalio Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed September 29, 2021 File No. 333-259148

Ladies and Gentlemen:

This letter sets forth the response of HealthCor Catalio Acquisition Corp. (the “Company” or “HealthCor”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 8, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4

The Business Combination Agreement

Background of the Business Combination, page 121

1.	Staff’s Comment:

We note your response to prior comment 5. Please revise to clarify how the valuation discussed on page 124 for the combined companies agreed to in the LOI was developed by May 26, 2021 when significant changes were made to the underlying revenue estimates following that date. Alternately, clarify why the significant changes to revenue estimates that occurred after May 26, 2021 did not affect the valuation for the combined companies agreed to in the LOI.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 124 through 126 of the Revised Registration Statement.

HealthCor's Board of Directors' Reasons for the Approval of the Business Combination, page 125

2.	Staff’s Comment:

We note the changes made in response to prior comment 6 on pages 126 and 127 disclosing that the the HealthCor Board considered the enterprise value of at least 11 comparable publicly traded companies. Please expand your disclosure to describe this analysis. In addition to the analysis itself, your disclosure should include, without limitation, all material criteria and assumptions that management used to determine that the selected companies were the most comparable to the combined Hyperfine and Liminal.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 124 through 126 of the Revised Registration Statement.

U.S. Federal Income Tax Considerations, page 169

3.	Staff’s Comment:

We note the following statement on page 170: "THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY." This statement appears to be an inappropriate disclaimer as investors are entitled to rely on the opinion expressed. Please remove the statement or advise. Further, please revise the rest of the statement and similar statements on pages 173, 175 and 176 to clarify that individuals may want to consult with their own tax advisor or counsel only to the extent that their personal tax consequences of an investment may vary as a result of different tax situations, and to remove the implication that the recommendation disclaims reliance on counsel's opinion as to the tax consequences of the domestication, an exercise of redemption rights and ownership and disposition of shares of New Hyperfine Class A common stock. Refer to Staff Legal Bulletin No. 19, Part III.D.1 for guidance.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 171, 174, 176 and 177 of the Revised Registration Statement.

Hyperfine, Inc. and Liminal Sciences, Inc.

Notes to Combined Financial Statements

Note 5. Inventories, page F-48

4.	Staff’s Comment:

We note your response to prior comment 16. Please expand your disclosures to discuss the nature of the “manufacturing process” performed by your employees. If such costs solely relate to warehousing logistics coordination and material sourcing activities, please clarify. Also, in light of the fact that your inventories primarily consist of finished goods which are produced by the Company’s third party contract manufacturers, please address the need to clarify your references to “estimated costs of completion” on page 255, “indirect production costs” on page F-48 and “inventory acquired or produced” on page F- 72.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 257, F-39, F-40, F-49, F-69 and F-72 of the Revised Registration Statement. The Company also confirms that Hyperfine, Inc. and Liminal Sciences, Inc. (collectively, the “Target Company”) acquire finished goods from the Target Company’s contract manufacturer and the manufacturing overhead costs incurred by the Target Company relate solely to warehousing, logistics coordination, material sourcing, and production planning activities.

*****

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Art Cohen
Name:	Art Cohen
Title:	Chief Executive Officer

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)